Exhibit 4.2

AMENDMENT NO. 1 TO

51JOB, INC.

2009 SHARE OPTION PLAN

On December 21, 2011, shareholders of 51job, Inc. approved to amend the 51job, Inc. 2009 Share Option Plan (the “Plan”) so as to increase the number of common shares reserved for issuance thereunder by 5,000,000 for a total of 10,000,000 common shares reserved for issuance under the Plan. As such, Section 3(a) of the Plan has been amended as follows:

“3.        Shares Subject to the Plan

(a)      Number of Shares.  Subject to the provisions of Section 9 below, the maximum aggregate number of Shares which may be issued pursuant to all Options is 10,000,000.”

By Order of the Board of Directors,

/s/ Rick Yan

Rick Yan
Director, Chief Executive Officer, President and Company Secretary

December 21, 2011